FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33768

CNINSURE INC.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: May 20, 2008

Exhibit 99.1

CNinsure Reports First Quarter 2008 Unaudited Financial Results

GUANGZHOU, May 19, 2008 — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 2008.1

Financial Highlights for First Quarter 2008:

•	Total net revenues: RMB136.6 million (US$19.5 million), representing a decrease of 13.9% from the fourth quarter of 2007 and an increase of 93.2% from the first quarter of 2007.

•	Net income: RMB 35.0 million (US$5.0 million), representing a decrease of 34.9% from the fourth quarter of 2007 and an increase of 36.0% from the first quarter of 2007.

•	Basic and diluted net income per ADS: RMB0.768 (US$0.110), RMB0.768(US$0.110), respectively.

Commenting on the first quarter results, Yinan Hu, Chairman and CEO of CNinsure stated: “We are pleased with the strong first quarter results, especially the 93.2% growth in total net revenues over the corresponding period in 2007, despite the snow storms that hit large parts of China earlier this year. Of the total net revenues, 94.4% were contributed by existing operations, reflecting a strong momentum for our organic growth. Meanwhile, life insurance business has also played an important role in driving the growth of our top line for this quarter.

“Looking ahead to the remainder of 2008, we believe that our business will be even stronger, primarily driven by continued acquisitions and integration of the acquired companies, increasing bargaining power with insurance companies, further cooperation with insurance companies in the exclusive distribution of customized products and addition of a nationwide insurance claims adjusting service network. We expect that these new initiatives, which we have already launched or aim to launch before the end of this year, will improve our business structure and diversify our revenue, adding new momentum to our growth not only for this year but also in the long run.” Mr.Hu continued.

“The recent earthquake in Sichuan, China may adversely affect our operations in Sichuan temporarily. However, we believe the earthquake’s impact on our overall business will be limited as our distribution network spreads across many other provinces of China.

“We remain focused on our long term strategies, such as expanding the distribution network through selective acquisitions, our entrepreneurial agent program and franchising, further expanding the life insurance business, seeking higher bargaining power with

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0120 to US$1.00, the effective noon buying rate as of March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

insurance companies by expanding product and service offerings and further improving our unified operating platform. I have great faith in the ability of our management team to deliver these strategic objectives and further enhance our leading position in the insurance intermediary sector.”

Financial Results for the First Quarter 2008

Total net revenues for the first quarter ended March 31, 2008 were RMB136.6 million (US$19.5 million), representing a decrease of 13.9% from RMB158.7 million for the previous quarter, and an increase of 93.2% from RMB70.7 million for the first quarter in 2007.

Net revenues from commissions and fees were RMB136.5 million (US$19.5 million) for the first quarter of 2008, representing a decrease of 13.9% from RMB158.5 million for the fourth quarter of 2007 and an increase of 93.3% from RMB70.6 million for the first quarter of 2007. The decrease as compared to the fourth quarter of 2007 was primarily due to the seasonality of our business. Historically, our net revenues from commissions and fees for the first quarter of a year have generally been the lowest among all four quarters. Business activities, including buying and selling insurance, slow down during the Chinese New Year festivities, which occur during the first quarter of each year. The increase as compared to the first quarter of 2007 was primarily attributable to an increase in commission rates, higher productivity of sales agents in the distribution of life insurance products, an increase in the number of sales agents and contributions from newly acquired entities.

Net revenues from other service fees were RMB0.1 million (US$0.02 million) for the first quarter of 2008.

Total operating costs and expenses were RMB104.0 million (US$14.8 million) for the first quarter of 2008, representing a decrease of 7.6% from RMB112.5 million for the previous quarter and an increase of 123.5% from RMB46.5 million for the first quarter of 2007.

Commissions and fees expenses were RMB71.1 million (US$10.1 million) for the first quarter of 2008, representing a decrease of 14.6% from RMB83.2 million for the previous quarter and an increase of 115.5% from RMB33.0 million for the first quarter of 2007. The decrease as compared to the fourth quarter of 2007 corresponded with the decrease in net revenues from commissions and fees. The increase as compared to the first quarter of 2007 corresponded with the increase in net revenues from commissions and fees. The percentage increase of commissions and fees expenses was higher than that of net revenues from commissions and fees in the first quarter of 2007 primarily due to the expiration of business tax exemptions for most of our affiliated insurance intermediaries, which had a negative impact on the growth rate of net revenues from commissions and fees, and increase in the mix of life insurance sales, which generate lower gross margin than the sales of property and casualty insurance products.

Selling expenses were RMB4.1 million (US$0.6 million) for the first quarter of 2008, representing an increase of 45.4% from RMB2.8 million for the previous quarter and an increase of 88.1% from RMB2.2 million for the first quarter of 2007. The increases as compared to the fourth quarter of 2007 and the first quarter of 2007 were primarily due to selling expenses incurred by newly acquired entities in the first quarter of 2008.

General and administrative expenses were RMB28.8 million (US$4.1 million) for the first quarter of 2008, representing an increase of 8.8% from RMB26.4 million for the previous quarter and an increase of 153.7% from RMB11.3 million for the first quarter of 2007. The increase as compared to the fourth quarter of 2007 was primarily due to an increase in share-based compensation expenses. The increase as compared to the first quarter of 2007 was primarily due to an increase in share-based compensation expenses, salaries for administrative staff primarily as a result of increased headcount, ongoing expenses for professional services and Sarbanes-Oxley Act compliance-related expenses.

Income from operations were RMB32.7 million (US$4.7 million) for the first quarter of 2008, representing a decrease of 29.4% from RMB46.2 million for the previous quarter and an increase of 34.9% from RMB24.2 million for the first quarter of 2007. Operating margin was 23.9% for the first quarter of 2008 as compared with 29.1% for the previous quarter and 34.2% for the first quarter of 2007.

Interest income for the first quarter of 2008 was RMB13.0 million (US$1.9 million), representing an increase of 19.4% from RMB10.9 million for the previous quarter and an increase of 1,169.2% from RMB1.0 million for the first quarter of 2007, primarily attributable to the proceeds generated by our initial public offering in October 2007.

Income tax expense for the first quarter of 2008 was RMB11.2 million (US$1.6 million), representing an increase of 245.6% from RMB3.2 million for the previous quarter and an increase of 2,996.5% from RMB0.4 million for the first quarter of 2007. Effective income tax rate was 24.5% for the first quarter of 2008 compared to 5.7% for the previous quarter and 1.4% for the first quarter of 2007. The increases in income tax expense and effective income tax rate were primarily attributable to the expiration of income tax exemptions.

Net income was RMB35.0 million (US$5.0 million) for the first quarter of 2008, representing a decrease of 34.9% from RMB53.8 million for the previous quarter, and an increase of 36.0% from RMB25.8 million for the first quarter of 2007. Net margin was 25.6% for the first quarter of 2008 as compared with 33.9% for the previous quarter and 36.4% for the first quarter of 2007.

Fully diluted net income per ADS was RMB0.768 (US$0.110) for the first quarter of 2008, compared with RMB0.768 for the first quarter of 2007.

As of March 31, 2008, the Company had RMB1,575.4 million (US$224.7 million) in cash and cash equivalents.

Business Highlights

CNinsure continued executing its strategy of expanding its business, with the following highlights for the first quarter ended March 31, 2008:

•	Expanding Distribution Network

•

As of March 31, 2008, CNinsure’s distribution network has expanded to 11 provinces with a total of 17,137 sales professionals and 232 sales and service outlets, as compared to 8 provinces, 13,830 sales professionals and 195 outlets as of the end of 2007.

•	Pursuing Expansion through Acquisitions while Remaining Focused on Organic Growth

•	Organic Growth

•	CNinsure remained focused on organic growth. In the first quarter of 2008, approximately 94.4% of our total net revenues were contributed by existing operations.

•	Acquisitions

•

In the first quarter of 2008, CNinsure completed acquisitions of majority interests in six insurance intermediaries, including Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., Hubei East Century Insurance Agency Co, Ltd., Tianjin Fanhua Xianghe Insurance Agency Co, Ltd., Changsha Lianyi Insurance Agency Co., Ltd., Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd., and Hebei Lianda Insurance Agency Co., Ltd., expanding its market presence into two new geographic markets, Tianjin and Hubei Province. The acquired entities in aggregate contributed 5.6% of our total net revenues in the first quarter of 2008.

•	Acquisition Integration

•

CNinsure is in the process of replacing the existing platforms of the newly acquired entities with CNinsure’s standardized operating platform which includes branding and marketing strategy, operating procedures, finance and internal control system and human resources management policies and procedures.

•	Further Expanding the Life Insurance Business

•

Commissions and fees from life insurance have grown significantly. Apart from increased resources devoted to life insurance business, another primary reason behind this growth is higher commission rates for life insurance policies we received from insurance companies as a result of intensified competition among insurance companies and our increasing bargaining power.

•	Strengthening Partnership with Insurance Companies

•

CNinsure, which has established business relationships with over 40 domestic and foreign insurance companies, entered into strategic partnerships with Ping An Life Insurance Company of China, Ltd. and Minsheng Life Insurance Co., Ltd.. It also signed an agreement with Ping An Life Insurance for the exclusive distribution of an insurance product custom designed by Ping An Life Insurance for CNinsure.

•	Enhancing Leading Position in the Chinese Insurance Intermediary Sector

•

According to the Insurance Intermediary Market Development Report published by the China Insurance Regulatory Commission of the first quarter of 2008, seven of our affiliated insurance agencies ranked Nos.2, 4, 6, 12, 13, 16 and 17, respectively, among China’s top 20 insurance agencies in terms of revenue, one of our affiliated insurance brokerages ranked No. 16 among China’s top 20 insurance brokerages for the same period, while our affiliated insurance adjusting company ranked No.8 among China’s top 20 insurance claims adjusting companies in terms of revenue.

Business Outlook

For the second quarter 2008, CNinsure expects its total net revenues to be between RMB175.0 million (US$25.0 million) and RMB180.0 million (US$25.7 million), which reflects its current estimates of the potential impact of the recent earthquake in Sichuan, China. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the First quarter of 2008 results at

Time:	9:00 pm Eastern Standard Time on May 19, 2008 or 9:00 am Beijing/Hong Kong Time on May 20, 2008

The Toll Free dial-in number:	US:	1866-549-1292
	UK:	0808-234-6305
	Canada:	1866-8691-825
	Singapore:	800-852-3576
	Taiwan:	0080-185-6004
	Hong Kong:	+852-3005-2050
	China (Mainland):	800-701-1223;

China (Mainland) local dial-in number:	400-681-6949

Password:	885507#

A replay of the call will be available for three days as follows:

+852-3005-2020 (Hong Kong & International)

PIN number: 135111#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of May 19, 2008, and CNinsure undertakes no obligation to update any forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2007	As of March 31, 2008	As of March 31, 2008
	RMB	RMB	USD
	(In thousands, except for shares and per share data)
ASSETS:
Current assets:
Cash and cash equivalents	1,545,501	1,575,395	224,671
Restricted cash	12,863	21,250	3,031
Accounts receivable	18,701	33,704	4,807
Insurance premium receivable	655	275	39
Other receivables, net	30,510	32,797	4,677
Other current assets	6,136	375	53

Total current assets	1,614,366	1,663,796	237,278
Non-current assets:
Property, plant, and equipment, net	11,117	13,552	1,933
Goodwill	9,329	10,515	1,500
Intangibles	4,271	12,090	1,724
Deferred tax assets	2,265	1,746	249
Other	500	8,528	1,216

Total assets	1,641,848	1,710,227	243,900

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payables	10,122	32,549	4,642
Insurance premium payable	12,863	21,250	3,031
Other payables and accrued expenses	17,033	40,110	5,720
Accrued payroll	7,722	6,560	936
Income tax payable	1,966	12,036	1,716
Amounts due to related parties	369	369	53
Current portion of long-term borrowings	103	113	16

Total current liabilities	50,178	112,987	16,114
Non-current liabilities:
Long-term borrowings	57	84	12
Deferred tax liabilities	3,195	2,444	348

Total liabilities	53,430	115,515	16,474
Commitments and contingencies
Minority interests	18,248	21,706	3,096

Common stock	7,036	7,036	1,003
Additional paid-in capital	1,621,064	1,627,338	232,079
Accumulated deficit	(38,458)	(5,005)	(714)
Accumulated other comprehensive Loss	(19,472)	(56,363)	(8,038)

Total shareholders’ equity	1,570,170	1,573,006	224,330

Total liabilities and owners’ equity	1,641,848	1,710,227	243,900

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended March 31,
	2007	2008	2008
	RMB	RMB	USD
	(In thousands, except for shares and per share data)
Net revenues:
Commissions and fees	70,594	136,482	19,464
Other service fees	121	136	19

Total net revenues	70,715	136,618	19,483
Operating costs and expenses:
Commissions and fees	(32,979)	(71,069)	(10,135)
Selling expenses	(2,198)	(4,135)	(590)
General and administrative expenses	(11,338)	(28,764)	(4,102)

Total operating costs and expenses	(46,515)	(103,968)	(14,827)
Income from operations	24,200	32,650	4,656
Other income (expense), net:
Interest income	1,027	13,033	1,859
Interest expense	(22)	(7)	(1)
Others, net	11	1	0

Income before income taxes	25,216	45,677	6,514
Income tax expense	(362)	(11,205)	(1,598)

Net income before minority interest	24,854	34,472	4,916

Minority interest	914	560	80

Net income	25,768	35,032	4,996

Net Income per share:
Basic	0.040	0.038	0.005
Diluted	0.038	0.038	0.005
Net Income per ADS:
Basic	0.793	0.768	0.110
Diluted	0.768	0.768 [2]	0.110
Shares used in calculating Net income per share
Basic	650,000,000	912,497,726	912,497,726
Diluted	671,013,579	912,497,726	912,497,726

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86 (20) 61222777-850

Email: qiusr@cninsure.net

[2]	There is no dilutive effect for the three months ended March 31, 2008 as the stock options were anti-dilutive.